Exhibit 99.16

Group Member	Number of Shares and Class
Jean S. Trager 601 West Market Street Louisville, Kentucky 40202	10,349,150 Class A Common Stock (See Jean S. Trager cover page for additional information)
Jean S. Trager Trust 601 West Market Street Louisville, Kentucky 40202 Kentucky trust	9,837,205 Class A Common Stock